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                                                                       EXHIBIT 4

                            STOCK PLEDGE AGREEMENT

     This Stock Pledge Agreement made this 30th day of August, 1999, by and between MTR Gaming Group, Inc., a Delaware corporation (the "Company"), and Edson R. Arneault ("Pledgor"), an individual.

                             W I T N E S S E T H:

     WHEREAS, on August 31, 1998, Pledgor exercised options to purchase
378,415 common shares of the Company (the "Shares") for $1.2188 per share, which options were granted Pledgor on May 4, 1995 subject to the Company's July 29, 1998 Non-Qualified Stock Option Agreement (the "Agreement"); and

     WHEREAS, in return for the Shares, Pledgor delivered to the Company the sum of $3.79 cash and a Promissory Note (the "Note") pursuant to which Pledgor agreed to pay the Company the original principal amount of $461,208.41 plus interest, with payment due in full by the close of business on August 31, 1999; and

     WHEREAS, Pledgor and the Company have agreed, pursuant to the terms of that certain letter agreement of even date herewith, to extend the term of the Note for one year to become due on August 31, 2000; and

     WHEREAS, as security for the Note and the extension of the term, Pledgor has agreed to pledge the Shares pursuant to the terms and conditions set forth below.

     NOW, THEREFORE, the parties agree as follows:

     1. The term "Pledged Stock" as used herein shall mean and include all of the Shares.

     2. (a) As collateral security for the due payment of all indebtedness of the Pledgor to the Company under the Note, the Pledgor hereby pledges, assigns, hypothecates, delivers, and sets over to the Company all the Pledged Stock, and hereby grants to the Company a security interest in all the Pledged Stock and in any and all proceeds thereof and substitutions therefor.

          (b) Pledgor shall herewith deliver to the Company any and all stock certificates previously issued with respect to the Pledged Stock.

     3. In the event of default by Pledgor under the Note, the Company, without demand of performance or other demand or notice of any kind to Pledgor, shall have all rights with respect to the Shares afforded to a secured party under the Uniform Commercial Code. Pledgor acknowledges that the Note remains a full recourse obligation of Pledgor.


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     4.   Pledgor warrants and represents to the Company that upon delivery of the Pledged Stock to the Company, this Stock Pledge Agreement creates and grants a valid lien on and perfected security interest in the Pledged Stock, subject to no prior security interest, lien, or encumbrance of any kind.

     5. The Pledgor shall at any time and from time to time upon the written request of the Company execute and deliver such further documents and perform such further acts as the Company may reasonably require to give effect to the purposes of this Stock Pledge Agreement.

     IN WITNESS WHEREOF, the parties have caused these presents to be duly executed and delivered the day and year first above written.

                                   MTR GAMING GROUP, INC.

                                   /s/ Robert L. Ruben
                                   --------------------------------------------
                                   By:   Robert L. Ruben
                                   Its:  Vice President and Assistant Secretary

                                   PLEDGOR

                                   /s/ Edson R. Arneault
                                   --------------------------------------------
                                   By:  Edson R. Arneault


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